PROTOCOL AND JUSTIFICATION OF the PARTIAL SPIN-OFF OF

AROSUCO AROMAS E SUCOS LTDA.

WITH THE merger OF THE SPUN-OFF PORTION into

AMBEV S.A.

AMONG THE PARTNERS OF

AROSUCO AROMAS E SUCOS LTDA.,

AND THE MANAGERS OF

AMBEV S.A.

________________________________

DATED MARCH 26, 2018

________________________________

The partners of AROSUCO AROMAS E SUCOSLTDA., a limited liability company with its principal place of business in the city of Manaus, State of Amazonas, at Avenida Buriti, 5,385, Distrito Industrial, Postal Code 69.075-000, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 03.134.910/0001-55, whose articles of association is filed at the Commercial Registry of the State of Amazonas under State Registration Number  13.200.412.192 ("Arosuco"); and

The managers of AMBEV S.A., a company with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 3rd  floor, Itaim Bibi, Postal Code 04530-001, enrolled with the CNPJ/MF under No. 07.526.557/0001-00, whose by-Laws is filed in the Commercial Registry of the State of São Paulo under State Registration Number (NIRE 35.300.368.941) (“Ambev”),

Whereas Ambev and Arosuco will be hereinafter also referred to, individually, as “Party”, and, jointly, as “Parties” or “Companies”,

Resolve, pursuant to articles 224, 225, 229 and 227 of Law 6,404/76, to enter into this protocol and justification of the partial spin-off of Arosuco (“Partial Spin-off”) with the merger of the spun-off portion into Ambev (“Merger” and, together with the Partial Spin-off, “Reorganization”), which shall be submitted to approval (of  the partners and shareholders of the Companies, in accordance with the  provisions and conditions below (“Protocol and Justification”):

1. The Reorganization is part of the scope of the optimization process of the operating structure of Ambev and its subsidiaries, so as to divide assets and liabilities among them in a more efficient manner, being, therefore, advantageous to the Parties and , thus to the shareholders of Ambev.

1.1. As a preliminary step to the Reorganization, it will be approved the partial spin-off of CRBS S.A. (CNPJ/MF nº 56.228.356/0001-31), with the merger of the spun-off portion (“Spun-off Portion”) by Arosuco (“Spin-off of CRBS”).

2. The Reorganization will be carried out in such a manner that Ambev, on the date hereof, owner of 99.7% of the quotas representing the corporate capital of Arosuco and that, immediately prior to the Partial Spin-off, will be the holder of 100% of the quotas representing the corporate capital of Arosuco, receives the Spun-off Portion, by its relevant book value, based on determined assets and liabilities of the balance sheet prepared on  February 28, 2018 (considering the effects of the merger of the Spun-off Portion into Arosuco within the scope of the Spin-off of CRBS - “Base Date”), including the real estate property registerd with the Real Estate Registry of Diadema/SP, as described in the Exhibit I, and said operation does not represent any interruption in the activities or investments of Arosuco or changes to its business purpose. The equity changes related assets and liabilities part of the Spun-off Portion ascertained from the Base Date at Arosuco shall be appropriated by Ambev.

3. The management of Ambev engaged APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) (“Specialized Company”) to carry out the valuation, of the Spun-off Portion at book value, which prepared the valuation report set forth in Exhibit II to this Protocol and Justification (“Valuation Report”).

3.1. The Specialized Company declared that (i) there is no current or potential conflict or community of interests with the Ambev, the shareholders of Ambev, or even regarding the Reorganization itself; and (ii) neither Ambev, its shareholders nor the managers directed, restricted, hindered or performed any acts that have or may have impaired the access, use or knowledge of any information, assets, documents or work methodologies that are relevant for the quality of its conclusions.

4.  The Partial Spin-off will be carried out without joint and several liability between Arosuco and the Company, under article 233, sole paragraph, of Law No. 6,404/76, and Ambev is, therefore, responsible only for the rights and obligations that are transferred to it within the scope of the Spun-off Portion. The Merger will not result in changes in the business purpose of Ambev, which already performs activities related to the rights and obligations to be merged.

5. The Partial Spin-off will result in the reduction of the corporate capital of Arosuco in an amount corresponding to the valuation of the Spun-off Portion, that is, R$43,706,764.74, upon the cancelation of 4,370,676,474 quotas, already considering the effects of the split of quotas of Arosuco to be approved immedately before the Spin-Off, being its capital reduced from R$77,508,006.28 to R$33,801,241.54, represented by 3,380,124,154 quotas and with the consequent amendment to the Section 5th of its articles of organization. The Reorganization will not represent any interruption in the activities or investments of Arosuco or changes to its business purpose.

6. The Merger shall not result in an increase or reduction in the net worth or corporate capital of Ambev, to the extent that the Spun-off Portion is already fully reflected on the net worth of Ambev, as a result  of application of the relevant accounting rules. In this regard, there shall be no dilution of the current shareholders of Ambev and, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565/15 are not applicable.

6.1. Since there will be no other partners, whether minority or not, in the spun-off company, Ambev made a consultation to CVM on the need of elaborating the reports set forth under article 264 of Law no. 6,404/76, for the purposes of the Partial Spin-off, and the Superintendence of Business Relations of CVM, due to the circumstances of the concrete case, based on item I, subitem "b" of the CVM Resolution no. 559/08, item "b", understood that there would be no justifications for CVM to request the elaboration of the reports mentioned in article 264 of Law no. 6,404/76, for the purposes of the Partial Spin-off, under the terms of the Official Letter No. 86/2018/CVM/SEP/GEA-2 dated as of March 22, 2018. Moreover, due to the foregoing reasons, the right of withdrawal is not applicable.

7. The consummation of the Reorganization shall depend on the performance of the following acts: (i) the execution of the Amendment to Arosuco's Articles of Association to approve (a) the Protocol and Justification and the Partial Spin-off; and (b) the amendment to Section 5th of its Articles of Association, pursuant to item 5; and (ii)  Shareholders Meeting of Ambev to (a) approve the Protocol and Justification; (b) ratify the appointment of the Specialized Company; (c) approve the Valuation Report; and (d) approve the Merger.

8. The managers of the Companies will practice all acts required to the implementation of the Reorganization, including the performance of the filling and publication of all acts related to the Reorganization, pursuant to article 229, fourth paragraph, of Law No. 6,404/76.

9. All documents referred to in this Protocol and Justification shall be available to the shareholders of Ambev at its principal places of business as from the date hereof, on the website of Investors Relations of Ambev (ri.ambev.com.br), as well as on the websites of the Brazilian Securities Commission and B3 S.A. – Brasil, Bolsa, Balcão.

10. This Protocol and Justification shall be solely amended by means of a written instrument and shall be governed by the law of the Federative Republic of Brazil. The courts of the judicial district of the City of São Paulo, State of São Paulo are hereby elected to resolve all issues arising out of this Protocol and Justification, waiving any other courts, however privileged they may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six (6) identical counterparts for a sole purpose, together with two witnesses identified below.

São Paulo, March 26, 2018.

Partners of Arosuco Aromas e Sucos Ltda. AMBEV S.A.

___________________________________ By: Pedro de Abreu Mariani Position: Chief Legal and Corporate Relations Officer	___________________________________ By: Ricardo Rittes de Oliveira Silva Position: Investors Relations and Chief Financial Officer
CRBS S.A.
___________________________________ By: Pedro de Abreu Mariani Position: Officer	___________________________________ By: Ricardo Rittes de Oliveira Silva Position: Officer

Managers of Ambev S.A.
___________________________________ Victorio Carlos De Marchi Director	___________________________________ Carlos Alves de Brito Director
___________________________________ Milton Seligman Director	___________________________________ José Heitor Attilio Gracioso Director
___________________________________ Luis Felipe Pedreira Dutra Leite Director	___________________________________ Vicente Falconi Campos Director
___________________________________ Roberto Moses Thompson Motta Director	___________________________________ Álvaro Antônio Cardoso de Souza Director
___________________________________ Cecília Sicupira Director	___________________________________ Marcos de Barros Lisboa Director

___________________________________ Antonio Carlos Augusto Ribeiro Bonchristiano Director
___________________________________ Bernardo Pinto Paiva General Officer	___________________________________ Daniel Concenzo Chief of Premium and High End Officer
___________________________________ Pedro de Abreu Mariani Chief Legal and Corporate Relations Officer	___________________________________ Fabio Vieira Kapitanovas Chief Persons and Management Officer
___________________________________ Paula Nogueira Lindenberg Chief Marketing Officer	___________________________________ Maurício Nogueira Soufen Chief Industrial and Logistics Officer
___________________________________ Ricardo Morais Pereira de Melo Chief Sales Officer	___________________________________ Eduardo Braga Cavalcante de Lacerda Chief Soft Drinks Officer

___________________________________ Rodrigo Figueiredo de Souza Chief Supplies Officer	___________________________________ Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
___________________________________ Marcelo Guimarães Tardin Chief Information Technology and Shared Services Officer
Witnesses:
1. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):	2. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):